Filed by Stratex Networks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Harris Stratex Networks, Inc.
(Registration File No. 333-137980)

(NASDAQ: STXN) AeA Classic Financial Conference November 2006

Forward Looking Statements Certain statements in this presentation constitute "forward-looking statements." Forward-looking statements in this presentation include, but are not limited to, the expected benefits and costs of the transaction; the anticipated timing of completion of the transaction; any projections of earnings, revenues, cost of goods sold, expenses, synergy, accretion, margins or other financial terms; any statements of plans, strategies, objectives, market penetration, and any statements of expectation or belief. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected time-frames or at all; integration of the operations of Harris' Microwave Communications Division with those of Stratex Networks now may be more difficult, time-consuming or costly than expected and may not be as successful as the parties anticipate; revenues of the combined business following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) of the combined business may be greater than expected following the transaction; the ability to retain key employees in Harris' Microwave Communications Division and at Stratex Networks subsequent to the completion of the transaction; the conditions to the completion of the transaction may not be satisfied; regulatory approvals that might be required for the transaction might not be obtained on the terms expected and obtaining any such approvals or any other necessary regulatory reviews may not occur on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; Harris' Microwave Communications Division and Stratex Networks are subject to intense competition; the failure of either Harris' Microwave Communication Division or Stratex Networks to protect its intellectual property rights may weaken the competitive position of the combined company; in the future third parties may assert claims, including intellectual property infringement claims that could materially adversely affect the operating results of the combined company; as well as other factors discussed in "Risk Factors" under Item 1A. of Stratex Networks' Annual Report on Form 10-K for the most recently ended fiscal year and Stratex Networks' other filings with the SEC (which may also be applicable to Harris' Microwave Communication Division), which are available at http://www.sec.gov. No person assumes any obligation to update the information in this document, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find it Additional information and where to find it This communication is for informational purposes only. In connection with the transaction, Harris Stratex Networks, Inc. has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus, with the Securities and Exchange Commission ("SEC"). This communication may be deemed to be solicitation material in respect of the proposed combination of Harris' Microwave Communications Division with Stratex Networks. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/prospectus will be mailed to the stockholders of Stratex Networks. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus may also be obtained when available, without charge, by directing a request to Stratex Networks, Inc., 120 Rose Orchard Way, San Jose, CA 95134, Attention: Office of the Secretary, or to Harris Corporation, 1025 West NASA Blvd., Melbourne, FL 32919, Attention: Office of the Corporate Secretary. Participants in solicitation Stratex Networks, Harris Corporation and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Stratex Networks' stockholders in respect of the proposed transaction. Information about the directors and executive officers of Stratex Networks is set forth in the proxy statement for Stratex Networks' 2006 Annual Meeting of Stockholders, which was filed with the SEC on July 10, 2006. Information about the directors and executive officers of Harris is set forth in the proxy statement for Harris' 2006 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2006. Investors may obtain additional information regarding the interest of such participants by reading the definitive proxy statement/prospectus regarding the transaction when it becomes available. Use of Non-GAAP Financial Measures It is important to recognize that in certain instances in this presentation we have adjusted actual financial results, prepared in accordance with generally accepted accounting principles ("GAAP"), for certain items, including special items (which are defined as items not related to the ongoing, underlying business or which in our view distort comparability of results). We have also provided earnings estimates in terms of adjusted earnings, excluding special items and transaction-related expenses. We believe that the resulting adjusted, non-GAAP information provides a picture of results that is comparable among periods since it excludes the impact of items, the size and nature of which can make period to period comparisons difficult and potentially confusing. However, investors should note that non-GAAP measures involve judgments by management. We note that such information is not in accordance with GAAP and should not be viewed as an alternative to GAAP information. A reconciliation of adjusted information to GAAP has been filed on Form 425 with the SEC on September 7, 2006. These slides are only intended to be reviewed in conjunction with the oral presentation to which they relate.

Our Strategic Innovation Model - Initiated 2002 Legacy Pt-Pt Microwave Eclipse Nodal Architecture Served Market Expansion Licensing Solution Expansion Scale Expansion Operating Leverage Negative Profitable 10-12+% 12-15% ROS Size

Stratex Investment Highlights Eclipse approach - strong results Growing profitability Established market presence Expanding global customer base Expanding markets and channels Solid strategy for the future Innovation Creating Sustainable Results

Annual Revenue Profile FY03 Q104 Q204 Q304 Q404 FY04 Q105 Q205 Q305 Q405 FY05 Q106 Q206 Q306 FY06 Q406 Q107E Eclipse 0 36 36.9 40.3 40.9 3 41.3 35.5 37.3 26.4 24 30.1 25.7 22.2 134.6 17.9 Revenue Other 180 3.3 153 4.7 8.1 12.2 14.7 156 24.8 30.9 33.3 96.4 46.1 Eclipse 2.8 4.6 Estimate 64 Deferred Rev FY03 Q104 Q204 Q304 Q404 FY04 Q105 Q205 Q305 Q405 FY05 Q106 Q206 Q306 FY06 Q406 Q107E Eclipse 0 36 36.9 40.3 40.9 3 41.3 35.5 37.3 26.4 24 30.1 25.7 22.2 134.6 17.9 Other 180 3.3 153 4.7 8.1 12.2 14.7 156 24.8 30.9 33.3 96.4 46.1 Eclipse 2.8 4.6 Estimate 64 Deferred Rev Eclipse Eclipse Total Revenue Revenue Crossover Legacy Products $157M $180M $231M

Value Innovation Driving New Business Model Eclipse Nodal Transmission System Product Platform Value-Added, Software Based Solutions Legacy Point-to-Point Microwave Products (Multiple) Eclipse Innovation Model Quarterly Releases Generational Releases

Q104 Q204 Q304 Q404 Q105 Q205 Q305 Q405 Q106 Q206 Q306 Q406 Q107 Q207 Revenue 36 36.9 40.3 40.9 41.3 36.2 41.8 35 48.4 47.3 46.2 Eclipse 3.3 4.7 8.1 12.2 14.6 24.8 30.9 33.3 46.1 51 50.8 Eclipse 2.8 4.6 Eclipse Product Family Revenue

Significant Financial Improvements Excludes FAS123R and non-cash restricted stock plan charges Net Income Q304 Q404 Q105 Q205 Q305 Q405 Q106 Q206 Q306 Q406 Q107 Q207 $(0.04) $(0.01) $0.01 $0.03 $0.05 $0.06

Summary Income Statement $ in Millions except EPS

Key Balance Sheet Items $ in Millions

Recent Event September 5, 2006 Announced Merger of Stratex Networks and Harris Corporation's Microwave Communications Division

Harris Stratex Networks Industry Leadership Scale Innovative solutions Financial performance Complete Infrastructure Solutions End-to-end wireless transmission capabilities Transport, access, and carrier-grade Ethernet microwave systems Nodal processors Software upgrades Network management solutions Turnkey field services Software licensing to OEMs Large Global Customer Base Mobile & Fixed Wireless operators (cellular, GSM, 3G/UMTS, WiMAX) Government agencies Public utility and transportation companies State and local government & public safety providers Wireline operators Enterprise networks

Transaction Overview Financial Structure Harris contributes Microwave Communications Division and $25M of cash for approximately 56% ownership Stratex shareholders exchange their shares for approx. 44% ownership Two-year standstill, with limitations in years three and four Fiscal year ending June 30; Harris will consolidate results Projected Financial Performance Slightly accretive to Stratex Networks EPS in fiscal year 2007 and by approx. $.08 per diluted share in fiscal year 2008* Governance Nine-member board, 5/4 Harris/Stratex; majority will be independent Chuck Kissner - non-executive Chairman Includes Howard Lance, Harris Chairman, President and CEO Closing Conditions Regulatory approvals and Stratex shareholder approval Expect no later than early calendar 2007 (subject to change) * Excluding acquisition and integration expenses ** Excluding a one-time gain as a result of the transaction, and acquisition and integration expenses

Compelling Strategic and Financial Rationale Significantly greater scale Compared to all suppliers - #3 Globally and #1 in North America Complementary global distribution channels Minimal customer overlap, significantly expanded customer footprint Large market with expected strong growth over next five years Unmatched end-to-end product portfolio Expected annual savings of approx. $35M Creates a larger, highly relevant, and more competitive company Positioned to Deliver Double-Digit Growth and Margin Expansion

Complementary Global Distribution Channels With Less Than 5% Overlap $ 175 $ 11 $ 186 $ 29 $ 22 $ 51 $ 21 $ 56 $ 77 $ 100 $ 81 $ 181 $ 24 $ 72 $ 96 North America Latin America Middle East/Africa Europe (incl. Russia) Asia Pacific * Based on the latest twelve months ended June 30, 2006 Revenue by Region* ($ in millions) Harris $349 Stratex $242 Total $591 #3 Globally, #1 in North America, #2 in Middle East and Africa, and an expanded footprint across Europe, Asia, Latin America, and emerging growth markets of Russia and India

Unmatched End-to-End Product Portfolio Other Independent Suppliers Transport SDH PDH Access SDH PDH Network management solutions IP Turnkey planning, engineering, and implementation Source: Management estimates

Microwave Market Growth Expected Total Global Market Growth of 8%; Strong Positioning in Higher Growth Segments Source: Management estimates 2006 2007 2008 2009 PDH access 2317 2461 2608 2859 PDH Transport 200 210 210 215 SDH Access (incl Ethernet) 713 847 976 1083 SDH Transport 705 711 750 780 ($ in millions) CAGR: 7% Eclipse E300SP; TRuepoint 4000 CAGR: 3% TRuepoint 6500 CAGR: 15% Eclipse E300HP; TRuepoint 5000 TRuepoint 6000

Solid, Achievable Plan for Cost Synergies Cost of goods sold Increased outsourcing on some products to low-cost contract manufacturers Supply chain volume leverage Low-cost design architecture "best of the best" Operating expenses Duplicate administrative and overhead costs Adherence to common engineering design processes Targeted annual cost savings of $35M in fiscal year 2008

Harris Stratex Networks Performance Targets Targets 2008-2009 Year-over-year revenue growth Year-over-year revenue growth 10-15% Gross margin Gross margin 40% Operating expenses as % of sales Operating expenses as % of sales 25% Operating income margin Operating income margin 15% Targeting Double-Digit Revenue Growth and Operating Margin Expansion to 15%

Strong Quarterly Results (For the Period ending Sept. 30, 2006) Stratex Networks Revenue increased 19% Y/Y to $67.3 million Operating income*: $5.9 million Operating margin*: 8.8% Harris Microwave Communications Division Revenue increased 24% to $93.6 million Operating income: $7.9 million Operating margin: 8.4% Trailing 12 months combined revenue $620 Million * Excluding stock based expense and merger related costs

Summary From inception, creates a leading global provider of wireless transmission network solutions Leadership in products and services Scale to win major contracts, deliver sustainable growth, and continue industry-leading innovation Complementary geographic coverage and customer base Combines management talent for strong leadership Results in a more valuable partner for a widely diversified global customer base Transaction projected to be accretive to both Stratex and Harris shareholders Positioned for Profitable, Sustainable Growth

A New Global Leader

(NASDAQ: STXN)